NASUS PHARMA

A NEW FRONTIER IN INTRANASAL DRUG DELIVERY

A clinical-stage pharmaceutical company leveraging its proprietary powder-based intranasal technology to develop innovative intranasal products to treat emergency medical conditions



Company Presentation – November 2025

Ticker **NSRX** Exchange **NYSE American**

Forward Looking Statements; Disclaimer

This presentation of Nasus Pharma Ltd. (the “Company”, “Nasus” or “Nasus Pharma”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities law. Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when it discusses its growth strategy, product development timelines, expected clinical outcomes, market opportunities, regulatory pathways, potential partnerships, and the expected success, development, commercialization and market opportunity of its proprietary intranasal drug delivery platform, including NS002 and its other pipeline programs. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, please review the Company’s reports and other documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus dated August 12, 2025 filed with the SEC, and documents incorporated by reference therein. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

This presentation does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company or any other entity, and nothing contained herein shall form the basis of or be relied on in connection with any action, contract, commitment or relating thereto or to the securities of the Company.

No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the presentation. The presentation has not been independently verified and will not be updated. The presentation, including but not limited to forward-looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results.

Company Highlights

Nasus is Uniquely Positioned to Address Medical Emergencies via Intranasal Drug Delivery

Proprietary **Nasax** powder technology aims to enhance intranasal drug absorption for improved outcomes in high-impact indications

Use of well-known active pharmaceutical ingredients ("APIs") reduces risk and enables 505(b)2 regulatory pathway

NS002 was designed to address limitations of injectable Epinephrine, with a needle-free, easy-to-administer product, and has already demonstrated in Phase 2 study the potential for faster and higher absorption*

Positioned for growth with multiple pipeline opportunities

Robust IP with long-lived patent portfolio based on Nasax technology

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Robust Asset Pipeline Setting Up Potential for Long Term Growth

Addressing Significant Medical Emergencies

Drug Candidate	Molecule	Indication	Preclinical	Phase 1	Phase 2	Pivotal Trial	Next Milestone
NS002	Epinephrine	Anaphylaxis	Phase 2 single dose PK study completed in March 2023				Results from Phase 2 repeated dose study expected Q1 26
NS003	Ondansetron	Nausea and Vomiting	Feasibility				TBD
NS004	Atropine	Poisonings	Feasibility				TBD
NS005	Midazolam	Seizures	Feasibility				TBD
NS001*	Naloxone	Opioid overdose	Pivotal Phase 3 completed (n=42)				Available for partnering

NASUS PHARMA

*Platform validation

Proprietary Nasax Platform Enables Superior Drug Absorption

Powder formulation can reach all parts of nasal cavity; The greater intranasal absorption area enables faster delivery and higher maximal drug concentration compared to liquid formulations



Liquid formulation



Powder formulation

Liquid Spray	Dry Powder
Less surface adhesion	Uniform nasal surface adhesion
Pooling and runoff into nasopharynx	Minimal runoff or drip
Variable droplet size	Uniform spherical size
Slower, less predictable absorption	**Higher and faster absorption**



Nasax – proprietary powder formulation for intranasal delivery comprised of uniform size spherical API and a carrier approved for inhalation.

Technology targets a rapid and precise delivery of the drug to blood stream and brain.

Stability data demonstrated potential for longer shelf-life

NASUS PHARMA



NS002:

INTRANASAL EPINEPHRINE

Anaphylaxis: A Time-Critical Medical Emergency



Anaphylaxis is a severe allergic reaction; fatal in ~1% of cases[1]

The **standard of care for anaphylaxis is Epinephrine** – this is typically self-administered via an Epinephrine auto-injector (EAI) or given via intramuscular (IM) injection by a healthcare provider
Quick Epinephrine delivery can make the difference between life and death

Faster is better: therapeutic threshold of 100pg/ml[6] epinephrine required to begin resolving anaphylaxis

SERIOUS PATIENT DISCOMFORT → HIGHER RISK OF HOSPITALIZATION AND DISEASE PROGRESSION[3,4,5]

5 MINUTES
TYPE I SEVERE ALLERGIC REACTION

- Hypotension, dizziness, faintness
- Rhinitis, watery red eyes
- Rashes, itching (urticaria)
- Rapid swelling (angioedema) including lips, tongue, throat
- Difficulty breathing
- Abdominal and chest pain, vomiting

15 MINUTES
LIKELIHOOD OF LIFE-THREATENING REACTION

Time to respiratory arrest or shock:[2]

FOOD ALLERGY: 30–35 minutes

INSECT STING ALLERGY: 10–15 minutes

DRUG ALLERGY: <10 minutes (Mortality in drug anaphylaxis is 6 times higher compared to other causes[6])

15-30 MINUTES
ANAPHYLAXIS

- Sudden drop in blood pressure leads to anaphylactic shock and cardiovascular failure
- Airways narrow blocking breathing, leading to loss of consciousness
- Possible death

NASUS PHARMA

Source: [1] Cantor Fitzgerald Research; Reber et al. 2017 J Allergy Clin Immunol; Allergy and Asthma Network; Nguyen et al. 2021 Int J Mol Sci; Munoz-Cano et al. 2017 Front Immunol [2] Emergency treatment of anaphylactic reactions: guidelines for healthcare providers. Resuscitation Council (UK); 2016, [3] JF Philips et al. Allergy Asthma Proc (2011), [4] JT Fleming et al. J Allergy Clin Immunol Pract (2014), [5] E. Andrew et al. Prehospital Emergency Care (2018), [6] Yu RJ et al. J Allergy Clin Immunol Pract. (2021) 7. Source: Clutter WE, Bier DM, Shah SD, Cryer PE. Epinephrine plasma metabolic clearance rates and physiologic thresholds for metabolic and hemodynamic actions in man. J Clin Invest.

Anaphylaxis: A Growing Opportunity in a Large Market

~1-3% Estimated prevalence of anaphylaxis among the global population[1]

~40M Patients with type 1 allergies in the U.S.[3]

~20M Patients experience severe type I allergic reactions at risk of anaphylaxis[3]

~$2.3B Global Epinephrine market in 2024[2]

+6.5% CAGR From 2010 to 2023[3]

+12.7% YoY growth in 2023[3]

~7M Prescribed Epinephrine[3]


~50%

Do not carry Epinephrine[3]


~50%

Do not refill regularly[3]

Significant opportunity exists in the Epinephrine market as **many patients remain under or un-treated** (at-risk patients lack active Epinephrine prescription) **A needle-free Epinephrine product could address this opportunity**

1. McLendon, K., & Sternard, B. T. (2023, January 26). Anaphylaxis. In StatPearls. StatPearls Publishing.
2. Fortune Business Insights. (2025, February 10). Epinephrine market size, share & industry analysis, by product type (auto-injectors, pre-filled syringes, and ampoules & vials), by application (anaphylaxis, cardiac arrest, respiratory disorders, and others), by distribution channel (hospital pharmacy and retail & online pharmacy), and regional forecast, 2024-2032.
3. Cantor Fitzgerald Research; Raymond James Research

NASUS PHARMA

NS002 Designed to Address the Limitations of Intramuscular Epinephrine

Autoinjectors[1] with a 12-18 month shelf-life

Large and bulky to carry[2]

Many patients avoid autoinjectors due to a fear of needles[3]


15cm
EpiPen
NEEDLE END

The proposed solution: **NS002**

Product candidate aims to offer a needle-free solution, longer shelf-life, easily administered by trained professionals and patients alike, potentially delivering greater and faster drug absorption, portable and convenient to carry alternative to EpiPen


8cm

1. Cantor Fitzgerald Research; Kaplan et al. 2023 AAAAI Annual Meeting; Census.Gov; CDC.Gov; Payroll.Org
2. Cantor Fitzgerald Research; Market Watch; Kaplan et al. 2023 AAAAI Annual Meeting
3. Cantor Fitzgerald Research; Lowenthal et al. 2023 AAAAI Annual Meeting; Asthma and Allergy Foundation of America; Brooks et al. 2017 Ann Allergy Asthma Immunol; Fleming et al. 2015 J Allergy Clin Immunol Pract; McMurty et al. 2015 Clin J Pain

NS002: Completed Milestones


Completed NS002 pilot study
Completed NS002/EpiPen single dose PK Phase 2 study
Q3 2021
Q2 2022
Q1 2023
Pre-IND meeting w/ FDA

NS002: Pilot Study Overview

Study goal: Test NS002's Epinephrine bioavailability following allergenic challenge

PK/PD measurements: plasma Epinepherine, Tmax, T100, AUC, SBP, HR

12 healthy adults with allergic rhinitis (9 male, 3 female)

Screening: positive to skin allergen test

Period 1

2-3 weeks washout

Period 2

Period 1 – Day 1	Period 1 – Day 2	Period 1 – Day 3	Period 2 – Day 1	Period 2 – Day 2
Single IM injection of EpiPen **0.3mg**	Nasus Product in one nostril **1.6mg**	Nasal allergen challenge + Nasus **1.6mg**	Nasus Product 1.6mg in each nostril. **Total 3.2mg**	Nasal allergen challenge + Nasus Product 1.6mg in each nostril. **Total 3.2mg**
PK samples	**PK samples**	**PK samples**	**PK samples**	**PK samples**

NASUS PHARMA

Tmax – time to peak epinephrine concentration ; T100 – time to therapeutic threshold of 100pg/ml epinephrine; AUC– area under curve SBP – systolic blood pressure; DBP – diastolic blood pressure; HR – pulse rate

Pilot Study Results Show NS002 Epinephrine Absorbed into Bloodstream Faster than EpiPen

Pilot Study Pharmacokinetics (PK)

Plasma epinephrine – geometric mean – 60 min.

n=12



Plasma epinephrine (pg/mL)
700
600
500
400
300
200
100
0
0
10
20
30
40
50
60
Time (min.)
EpiPen 0.3
Nasus 1.6mg
Nasus 1.6mg+Allergen challenge
Nasus 3.2mg
Nasus 3.2mg+Allergen challenge

NS002 Pilot Study Demonstrated Faster and Higher Maximal Epinephrine Absorption Compared to EpiPen

Pilot study PK – baseline corrected time medians

Tmax median (min.) n=12



Tmax (min.)
20.00
15.00
10.00
5.00
0.00
9.00
16.50
8.98
5.99
2.50
★
EpiPen
Nasus 1.6mg
Nasus 1.6mg+Allergic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergic challenge

T100 pg/mL (minutes) median n=12



T100 (min.)
5.0
4.0
3.0
2.0
1.0
0.0
3.0
4.5
3.0
3.0
1.0
★
EpiPen
Nasus 1.6mg
Nasus 1.6mg+Allergic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergic challenge

★ Statistically significantly shorter than EpiPen p<0.05

Area Under Curve



AUC 0-30min. Geometric mean n=12
AUC hr*pg/mL
180
160
140
120
100
80
60
40
20
0
111
23
45
58
156
EpiPen®
Nasus 1.6mg
Nasus 1.6mg+Allergenic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergenic challenge



AUC 0-8hr. Geometric mean n=12
AUC hr*pg/mL
700
600
500
400
300
200
100
0
396
235
337
561
598
EpiPen®
Nasus 1.6mg
Nasus 1.6mg+Allergenic challenge
Nasus 3.2mg
Nasus 3.2mg+Allergenic challenge

NASUS PHARMA

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Tmax – time to peak epinephrine concentration ; T100 – time to therapeutic threshold of 100pg/ml epinephrine

NS002 PD Results Demonstrated Comparable Epinephrine Activity to EpiPen

Pilot study pharmacodynamics (PD)



Systolic Blood Pressure n=12
SBP (mm Hg)
125
120
115
110
105
100
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
2.25
2.5
2.75
3
3.25
3.5
3.75
4
Time from administration (h)
EpiPen
Nasus 1.6mg normal condition
Nasus 1.6mg allergenic challenge
Nasus 3.2mg normal condition
Nasus 3.2mg allergenic challenge



Heart Rate n=12
HR (BPM)
95
90
85
80
75
70
65
60
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
2.25
2.5
2.75
3
3.25
3.5
3.75
4
Time from administration (h)
EpiPen
Nasus 1.6mg normal condition
Nasus 1.6mg allergenic challenge
Nasus 3.2mg normal condition
Nasus 3.2mg allergenic challenge

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NS002: Phase 2 Study Designed to Assess Safety and Tolerability, Test Bioavailability, and Optimize Dose for Phase 3



Screening
12 healthy
volunteers, age 18-55
Arm 1: N=6
A
EpiPen
1 week
B
Nasus spray 3.6mg
in one nostril
1 week
C
Nasus spray 4.0mg
in one nostril
Arm 2: N=6
B
Nasus spray 3.6mg
in one nostril
A
EpiPen
C
Nasus spray 4.0mg
in one nostril
1 week
1 week

On each dosing day:

PK sampling:
-1 to 2hr. (13 samples)
Plasma Epinephrine,
AUC, Cmax, Tmax, T100

Vital signs: Blood pressure, Heart rate, Respiratory rate and ECG: pre-dose to 2hr.

NASUS PHARMA

T100 – time to therapeutic threshold of 100pg/ml epinephrine; Cmax – highest concentration of epinephrine achieved in bloodstream; Tmax – time to peak epinephrine concentration; AUC – area under curve

Phase 2 Study: More Patients Achieved Hemodynamic Therapeutic Threshold of Epinephrine by NS002 Compared to EpiPen at 6 Minutes

Phase 2 PK results

Plasma Epinephrine Results

12 healthy subjects



Comparison of Plasma Epinephrine (baseline adjusted) in Healthy Volunteers - Geometric mean-30min
Mean plasma Epinephrine (pg/mL)
350
300
250
200
150
100
50
0
0
5
10
15
20
25
30
Time (min)
EpiPen®
Nasus 4.0mg
Nasus 3.6mg

	6min
EpiPen	55 %
Nasus 3.6mg	72 %
Nasus 4.0mg	**91%**

Proportion of subjects achieving clinical threshold of 100pg/mL at 6min

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Phase 2 Study: NS002 Achieves Faster Epinephrine Plasma Concentration than EpiPen

Phase 2
PK results



Mean AUC0-4min +SD n=12
Mean AUC h*pg/mL
5.85
14.17
27.44
EpiPen
Nasus 3.6mg
Nasus 4.0mg
Mean AUC0-10min +SD n=12
27.38
50.99
63.96
Mean AUC0-20min +SD n=12
70.97
99.22
111.42
Mean AUC0-30min +SD n=12
118.79
133.89
153.89

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Phase 2 Study: NS002 Achieves Faster Absorption and Greater Concentration of Epinephrine Compared to EpiPen – Including Time to Hemodynamic Therapeutic Threshold 100pg/ml

Phase 2 Results - Cmax, Tmax and T100pg/mL



Cmax (Geometric mean + SD) n=12
Mean Cmax (pg/mL)
1400
1200
1000
800
600
400
200
0
360.48
338.4
477.02
EpiPen
Nasus 3.6mg
Nasus 4.0mg
Tmax (median, minutes) n=12
Median Tmax (min.)
16
14
12
10
8
6
4
2
0
15
7
10
EpiPen
Nasus 3.6mg
Nasus 4.0mg
T100pg/mL (median, minutes) n=12
Median T100 (min.)
10
9
8
7
6
5
4
3
2
1
0
9
4
4
EpiPen
Nasus 3.6mg
Nasus 4.0mg

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Phase 2 Study: NS002 Demonstrated Comparable Epinephrine Activity to EpiPen

Phase 2:
PD results



Systolic Blood Pressure n=12
Systolic BP (mean)
140
130
120
110
100
90
0
20
40
60
80
100
120
Time (min.)
Heart Rate n=12
HR (mean)
90
85
80
75
70
65
0
20
40
60
80
100
120
Time (min.)
Diastolic Blood Pressure n=12
Diastolic Blood Pressure (Mean)
90
85
80
75
70
65
60
55
50
0
20
40
60
80
100
120
Time (min.)
Respiration Rate n=12
RR (mean)
18
17
16
15
14
0
20
40
60
80
100
120
Time (min.)

EpiPen

Nasus 3.6mg

Nasus 4.0mg

NASUS PHARMA

* None of the studies of NS-002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

NS002: Phase 2 Results Summary

NS002 Could Be a Compelling Alternative to Epinephrine Autoinjectors

01 NS002 reached the **hemodynamic therapeutic plasma threshold faster than EpiPen**

02 Maximum epinephrine absorption (Tmax) achieved **significantly faster compared to EpiPen**

03 Nasax powder was **well tolerated with transient** mild symptoms

04 **No findings** at nasal examinations

05 **No** serious **adverse events**

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Nasal examinations assessed for epistaxis, bleeding, erosion/perforation/ulceration, redness/erythema, mucosal candidiasis , mucosal swelling

The Competitive Landscape Indicates a Large and Expanding Opportunity for Needle-Free Epinephrine

PK Parameters	ARS Pharma[1] (Market Cap $885M) Neffy (nasal spray) Commercial	Orexo[3] (Market Cap SEK1.3B) OX640 (nasal powder) Clinical	Aquestive[4] (Market Cap $825M) ANAPHYLM (sublingual) NDA filed	EpiPen[5]	Nasus Pharma[5] (Market Cap $70M*) NS002 (nasal powder) Clinical
Cmax (Mean) (pg/ml)	341	377	497	360	477
Tmax (Median) (Minutes)	30	25	15	15	10
AUC 0-10 min (h/pg/ml)	712	912	1,074	966	1988
AUC 0-30 min (h/pg/ml)	4,901	5,796	6,900	4550	7228
T100** (pg/ml) (Median/Mean) (Minutes)	10/21	5	10	9	4/5
% of patients reaching 100pg	15% at 5 min 60% at 10 min 83% at 30 min		82% at 10 min 91% at 15 min	55% At 6 minutes	91% At 6 minutes

*Market cap as of 31/10/2025

**T100 is the time required to reach 100pg/ml, the epinephrine plasma thresholds for increments in heart rate and blood pressure

1. Source ARS - Neffy): U.S. Food and Drug Administration. (2023, May). Briefing Document NDA/BLA# 214697.
2. Source (Bryn Pharma):Dworaczyk, D. A., et al. (2023, December). A 13.2 mg Intranasal Epinephrine Spray Demonstrates Comparable Pharmacokinetics, Pharmacodynamics, and Safety to 0.3 mg Epinephrine Autoinjector. Journal of Allergy and Clinical Immunology.
3. Source (Orexo):U.S. Patent No. 11,957,647 and related patents.
4. Source (Aquestive): Cantor Fitzgerald (2024, December) Research Report.
5. Nasus Pharma Phase 2 Study comparing NS-002 and EpiPen. NS-002 was not compared against any other epinephrine delivery product in this study.

These PK parameters provide insight into the absorption characteristics of each product or product candidate. We believe it is important to interpret the results of clinical studies in the context of the intranasal epinephrine market. Although there has not been a head-to-head study comparing the four product candidates, the four studies presented below were conducted to explore the PK of epinephrine to support FDA approval of the product candidates and included similar study designs, patient populations, study endpoints and follow-up periods in compliances with FDA standard requirement for 505b2 approval.

NASUS PHARMA

Progression of Anaphylaxis + Epinephrine Onset of Action

A Medical Emergency Where Every Second Counts and Speed Matters



Nasus FMX1002
Tmax = 10 min[1]
ARS-1 Neffy
Tmax = 30 min[2]
0
5min
10min
15min
20min
25min
30min
Time of Drug Administration
Serious patient discomfort increases the risk of hospitalization and disease progression

5 MINUTES

Type 1 Severe Allergic Reaction

15 MINUTES

Likelihood of Life-Threatening Reaction

15-30 MINUTES

Anaphylaxis

NASUS PHARMA

1. Source Nasus Pharma Phase 2 Study comparing NS-002 and EpiPen. NS-002 was not compared against any other epinephrine delivery product in this study.
2. ARS - Neffy: U.S. Food and Drug Administration. (2023, May). Briefing Document NDA/BLA# 214697.

NS002: Clear Roadmap to NDA

- Following FDA guidance based on the 505b2 regulatory pathway
- Demonstration of comparable PK/PD to EpiPen only requirement for regulatory approval
    - Repeated dose Ph2 study initiates Q4 2025
    - Pivotal trial expected to initiate Q3 2026
- Short and cost-effective clinical studies



Completed NS002 pilot study
Completed NS002/EpiPen single dose PK Phase 2 study
Initiate NS002 Phase 2 repeated dose PK/PD study
Initiate NS002 pivotal clinical study
Submit NS002 NDA
Q3 2021
Q2 2022
Q1 2023
Q3 2025
Q4 2025
Q3 2026
Q3 2026
Q4 2026
Q2 2027
Pre-IND meeting w/ FDA
Complete Nasax tech transfer and scaled commercial production
Submit NS002 IND
Initiate NS002 pediatric study

* NDA: New Drug Application

NS002: Upcoming Phase 2 Study, Designed to Compare Bioavailability and PK of Repeat Dosing

Results of the first pre-planned interim analysis expected in Q1 2026



Group 1
n=25
50 healthy volunteers /w allergic rhinitis
Age 18-55
Group 2
n=25
Week 1: Nasal allergic challenge NS002 4mg
Week 2: EpiPen 0.3mg
Week 3: NS002 4mg
Week 4: 2xEpiPen 0.3mg
R 1:1
Week 5: 2xNS002 4mg L+L nostril
Week 7: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 5: 2xNS002 4mg R+L nostrils
Week 7: Nasal allergic challenge 2xNS002 4mg R+L nostrils
R 1:1
Week 1: Nasal allergic challenge 2xNS002 4mg L+L nostril
Week 1: Nasal allergic challenge 2xNS002 4mg R+L nostrils
Week 2: 2xEpiPen 0.3mg
Week 3: 2xNS002 4mg L+L nostril
Week 3: 2xNS002 4mg R+L nostril
Week 4: EpiPen 0.3mg
Week 5: NS002 4mg
Week 7: Nasal allergic challenge NS002 4mg

On each dosing day:

PK sampling:

-1 to 2hr. (13 samples)

PK/PD parameters: T100, Cmax, Tmax, AUC, SBP, DBP, PR, RR

NASUS PHARMA

T100 – time to therapeutic threshold of 100pg/ml epinephrine; Cmax – highest concentration of epinephrine achieved in bloodstream; Tmax – time to peak epinephrine concentration; AUC – area under curve SBP – systolic blood pressure; DBP – diastolic blood pressure; PR – pulse rate; RR – distance between R waves

NASUS PHARMA

NS001: INTRANASAL NALOXONE



Pivotal Study Validated the Superiority of Powder over Liquid, Demonstrating Nasax Platform Delivers Naloxone Faster Compared to Narcan



Mean Plasma
Nasus
Narcan
Plasma Unconjugated Naloxone (ng/mL)
9
8
7
6
5
4
3
2
1
0
0.033
0.067
0.100
0.133
0.167
0.250
0.333
0.416
0.500
Time (h)

Mean AUC: 4,10 20 min



3.0
2.5
2.0
1.5
1.0
0.5
Mean AUC hr*ng/mL
**P=0.012
**P=0.048
**P=0.005
Nasus
Narcan

In our phase 3 (n=42) intranasal naloxone study (NS-001), our formulation provided faster delivery and higher mean absorption of naloxone compared to Narcan

The results of our phase 3 study further validated our Nasax technology and demonstrate the potential success of NS002

NS001 not taken forward to commercialization due to Narcan becoming generic and OTC, leading to significant price erosion; NS001 is available for partnering

NASUS PHARMA

Robust Patent Portfolio

Country	Filed	Patent No./ Publication No.	Grant Date/ Pub. Date	Status	Expiration Date[2]
USA	8/20/2017			Term Ended	
PCT[1]	8/19/2018	WO 2019/038756 A1		National Phase entered	8/19/2038
Australia	8/19/2018			Grant Fee Paid	8/19/2038
Canada	8/19/2018			Office Action due: 10/22/2024	8/19/2038
China	8/19/2018	CN 110996912 A	4/10/2020	Examination in progress	8/19/2038
EPO	8/19/2018	3668490	6/24/2020	Examination requested	8/19/2038
India	8/19/2018	416927	1/05/2023	Proof of Use due: 9/30/ 2024	8/19/2038
Israel	8/19/2018	272220	4/02/2024	Granted	8/19/2038
Japan	8/19/2018	7334145	8/18/2023	Granted	8/19/2038
USA NP of PCT/IL2018/050914	8/19/2018	11,331,270	5/17/2022	Granted	8/19/2038
USA CIP of 11,331,270	11/19/2020	11,844,859	12/19/2023	Granted Specific to opioid receptor antagonists (Naloxone etc.)	8/19/2038
USA CON of 11,844,859	8/19/2018	11,202,757	12/21/2021	Granted	8/19/2038
USA CON of 11,331,270	8/19/2018	11,116,723	9/14/2021	Granted	8/19/2038

Country	Filed	Patent No./ Publication No.	Grant Date/ Publication Date	Status	Expiration Date[1]
USA	3/16/2020			Term Ended	
USA	12/28/2020	11,400,045	8/02/2022	Granted	12/28/2040
Argentina	3/16/2021	AR121593 A1	6/22/2022	Examination requested	12/28/2040
PCT	3/16/2021	WO 2021/186437	9/23/2021	National Phase entered	12/28/2040
Australia	3/16/2021			Request for Exam: 11/16/2026	12/28/2040
Brazil	3/16/2021			Examination requested	12/28/2040
Canada	3/16/2021			Request for Exam: Mar 16, 2025	12/28/2040
China	3/16/2021	CN 115279340 A	11/01/2022	Examination in progress	12/28/2040
EPO	3/16/2021	4121005	1/25/2023	Examination in progress	12/28/2040
India	3/16/2021			Examination requested	12/28/2040
Israel	3/16/2021			Awaiting Examination	12/28/2040
Japan	3/16/2021			Examination requested	12/28/2040
Mexico	3/16/2021	MX/a/2022/011464	12/13/2022	National Phase entered	12/28/2040

NASUS PHARMA

Nasus is Uniquely Positioned to Address Medical Emergencies

Proprietary **Nasax** powder technology designed to enhance intranasal drug absorption

Lead product candidate NS002 is a needle-free, convenient, easily administered aiming to offer an alternative to Epinephrine autoinjector, directly addressing the currently unmet need

Positive Phase 2 data demonstrated NS002 delivered Epinephrine safely and rapidly; Results pave the way for Phase 3

We believe that needle-free Epinephrine represents a significant opportunity in the large and growing anaphylaxis market

Nasax powder technology has potential for longer shelf-life

Robust asset pipeline planned for long term growth

Strong IP protection to 2038

NASUS PHARMA

* None of the studies of NS002 were powered for statistical significance. In trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Leadership Team

Udi Gilboa, *Co-Founder & Executive Chairman*
Mr. Gilboa is a prominent serial life sciences entrepreneur and the co-founder of multiple medical device and pharmaceutical companies. He co-founded and served as director and CFO of BioBlast Ltd (NASDAQ: ORPN), Alcobra Ltd (NASDAQ: ADHD), and Insuline Medical Ltd (TASE: INSU). Additionally, he co-founded Endospan, a late-stage endovascular company, and Ossio Ltd, a commercial-stage orthopedics company. Beyond his entrepreneurial ventures, Mr. Gilboa is the founder and managing partner of Top Notch Capital, a leading Israeli life sciences investment and merchant bank. He holds a Bachelor's degree and an M.B.A. from Tel Aviv University

Dan Teleman, *Chief Executive Officer*
Mr. Dan Teleman joined Nasus Pharma in January 2025, bringing over 20 years of pharmaceutical industry experience. He was most recently the CEO of Pharma Two B, developing a Parkinson's disease treatment. Previously, Dan served as Executive Partner at Israel Biotech Fund, Chairman of Tamarix Pharma, and Board member of 4C Biomed. As CEO of Atox Bio for 12 years, he led an NDA submission for Reltecimod, raised over $150M, and co-founded PainReform. Earlier, he held roles at Pharmos, Amgen, and others, focusing on business development, marketing, and sales. Dan holds an MBA from Duke University and an MSc in Biochemical Engineering from Ben Gurion University.

Dalia Megiddo, MD, *Co-Founder & Chief Development Officer*
Dr. Dalia Megiddo has managed two venture capital funds, 7 Health Ventures (2006-2010) and InnoMed Ventures (since 2000), and is the founder of several BioPharma and MedTech companies, including Chiasma (NASDAQ: CHMA), Alcobra (NASDAQ: ADHD), Bioblast (NASDAQ: ORPN), and Medingo (acquired by Roche). A leader in the healthcare investment community since 1999, she has served as a board member at Given Imaging, Elron, Foamix, Alcobra, and Bioblast. Dr. Megiddo is also a scientific-investment advisor to several Israeli academic institutions, including the Technion.Dr. Megiddo holds an MBA from Kellogg-Recanati and completed her medical studies at the Hebrew University's Hadassah Medical School, specializing in Family Medicine.

Tair Lapidot, PhD, *VP of Pre-Clinical & Clinical Development*
Tair has 20+ years of experience, in the management of scientific projects and team leading, from early preclinical research, clinical trials, and regulatory submission. She has PhD. In Biochemistry from the Hebrew University, served as the Chief Scientific Officer of Algatech, Director at Tulip Medical, Analytical Manager at Chiasma, BiolineRx, and project manager at Compugen.

Carolina Abrutzky, *VP of CMC*
Carolina brings three decades of global pharmaceutical leadership, combining deep expertise in CMC development, regulatory strategy, and international operations.
Her experience spans senior roles at Teva Pharmaceuticals, Nutrinia, Intec Pharma, and Able Therapeutics. Known for her strategic execution and resilience, Carolina excels at leading cross-functional teams and managing complex CMC processes from early development to commercialization.

Galia Temtsin Kryaz, Ph.D., *Director of Product Development*
Dr. Galia Temtsin Krayz is the Director of product Development. Dr. Temtsin Krayz has been involved in Life Science and Pharma for 25years and is a well recognized and leading experts in these fields. An inventor of different proprietary technologies such as SolumerTM-oral; Omexa-transmucosal sublingual and Nasax – intranasal. Dr. Temtsin Krayz most recently held the position of CEO at Solubest Ltd., where she had worked for 15 years and had various positions of increasing responsibility from researcher to CEO. Prior to Solubest, she served at Perrigo (Chemagis, Israel), as a project manager. Dr. Temtsin Krayz has both academic and industrial experience in organic synthesis, process development of APIs and different drug delivery systems.

Dr. Temtsin Krayz holds a B.A. in chemical education with top honors from Moscow Teachers Institute, Russia. M.Sc. and a Ph.D. in chemistry with specialization in organic chemistry and nanomaterials from Ben-Gurion University of the Negev, Beer-Sheva, Israel. MBA in BioMed from The College of Management, Academic Studies, Rishon Le Zion, Israel

Oren Elmaliach, CPA, *Director of Finance*
Oren Elmaliah is a CPA with a broad professional financial background and extensive experience in driving corporate finance-related projects. Oren has a proven track record in the areas of planning, budgeting, forecasting, taxation, and auditing processes. Previously, has served in similar roles in over a dozen of Life science ventures (Bioblast, Chiasma, Ayala, Biondvax, Immunbrain and more) . He holds an Msc. and a BA in Economics and Accounting (specializing in financing) from the University of Tel Aviv.

NASUS PHARMA

A NEW FRONTIER IN INTRANASAL DRUG DELIVERY

A clinical-stage pharmaceutical company leveraging its proprietary powder-based intranasal technology to develop innovative intranasal products to treat emergency medical conditions



Ticker **NSRX** Exchange **NYSE American**

Simplified Supply Chain


Unidose (UDS) Powder Nasal Spray System (Aptar)
Fill, finish, package
API
(NS002 – epinepherine)
(NS001 – naloxone)
Nasal powder manufacture